GreenChoice, PBC – Financial Statements

GreenChoice, PBC
For fiscal year ended December 31, 2020 and 2019

Prepared by
GreenChoice (Unaudited)

Prepared on
January 19, 2022

Table of Contents

Profit and Loss - 2020 & 2019

January - December 2020

		Total
	Jan - Dec 2020	Jan - Dec 2019 (PY)
INCOME		
Misc. Credit	293.68	
Sales	9.06	
Total Income	**302.74**	**0.00**
COST OF GOODS SOLD		
Cost of Goods Sold	1,609.18	1,048.12
Total Cost of Goods Sold	**1,609.18**	**1,048.12**
GROSS PROFIT	**-1,306.44**	**-1,048.12**
EXPENSES		
Advertising & Marketing	1,674.80	2,710.05
App Search Ads	1,777.99	827.64
Google Ads	593.09	358.95
Graphic Design		222.60
Job Opening Promotion		130.00
Sales/Marketing Events	40.00	1,767.04
Total Advertising & Marketing	**4,085.88**	**6,016.28**
Amortization Expense		20.00
Ask My Accountant	387.00	
Bank Charges & Fees	388.17	240.88
Computing / Servers	1,980.87	0.00
Contractors	3,637.50	
Corporate excise tax		456.00
Depreciation expense		3,595.00
Insurance	215.02	108.51
Intellectual Property	387.77	0.00
Interest Paid		1.19
Legal & Professional Services	586.50	2,225.50
Licenses	6,500.00	26.00
Meals & Entertainment	262.01	107.28
Office Supplies & Software	7,576.94	6,778.58
Software subscriptions	4,714.50	1,741.22
Total Office Supplies & Software	**12,291.44**	**8,519.80**
Other Business Expenses	190.00	
Payroll Tax	13,489.55	
Professional Development	90.00	2,055.92
Reimbursable Expenses	63.74	461.88
Rent & Lease	2,389.82	9,735.84
Salaries & Wages	18,688.47	107,974.25
App Development	70,856.00	154.13
Customer Support	626.00	
Data Engineering	7,582.88	1,730.15

		Total
	Jan - Dec 2020	Jan - Dec 2019 (PY)
Design	18,480.00	
Employees	27,138.20	2,308.32
SEO	3,465.00	
Total Salaries & Wages	**146,836.55**	**112,166.85**
Taxes & Licenses	2,671.64	4,341.54
Travel	110.28	493.10
Total Expenses	**196,563.74**	**150,571.57**
NET OPERATING INCOME	**-197,870.18**	**-151,619.69**
OTHER INCOME		
Interest income		1.19
Total Other Income	**0.00**	**1.19**
OTHER EXPENSES		
Misc Expense	3.99	
Total Other Expenses	**3.99**	**0.00**
NET OTHER INCOME	**-3.99**	**1.19**
NET INCOME	**$ -197,874.17**	**$ -151,618.50**

Balance Sheet - 2020 & 2019

As of December 31, 2020

		Total
	As of Dec 31, 2020	As of Dec 31, 2019 (PY)
ASSETS		
Current Assets		
Bank Accounts		
GREENCHOICE, PBC (2911)	60,433.33	95,627.50
Total Bank Accounts	**60,433.33**	**95,627.50**
Total Current Assets	**60,433.33**	**95,627.50**
Fixed Assets		
Accumulated Amortization	-20.00	-20.00
Accumulated Depreciation	-3,595.00	-3,595.00
Fixed Assets	3,595.28	3,595.28
Intangible asset	273.72	273.72
Total Fixed Assets	**254.00**	**254.00**
TOTAL ASSETS	**$60,687.33**	**$95,881.50**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Payroll Protection Program (PPP) Loan	12,200.00	
Total Other Current Liabilities	**12,200.00**	**0.00**
Total Current Liabilities	**12,200.00**	**0.00**
Long-Term Liabilities		
Convertible Notes		
Barry Berman Equity	5,000.00	5,000.00
BonBillo Equity	15,000.00	15,000.00
Brendan & Jen Dagan Equity	9,500.00	9,500.00
Clark Freifeld Equity	25,000.00	25,000.00
Debbie Karlan & Liz Sweeney Equity	1,000.00	1,000.00
Galen Equity	500.00	
Jimmy Karlan & Kathryn Mason Equity	5,000.00	5,000.00
Jinli Textile Equity	135,000.00	135,000.00
Jock Cochran & Lorni Cochran Equity	6,000.00	6,000.00
Jock Cochran Equity	1,000.00	1,000.00
Kathryn Mason Equity	4,000.00	4,000.00
Liz Sweeney Equity	1,000.00	1,000.00
Marc Katz Equity	75,000.00	25,000.00
Mickey Karlan Equity	3,000.00	3,000.00
Paul Fennelly Equity	12,000.00	12,000.00
Total Convertible Notes	**298,000.00**	**247,500.00**
Total Long-Term Liabilities	**298,000.00**	**247,500.00**
Total Liabilities	**310,200.00**	**247,500.00**
Equity		

		Total
	As of Dec 31, 2020	**As of Dec 31, 2019 (PY)**
Partner's Equity		
Katapult Accelerator Fund 4	99,980.00	
Total Partner's Equity	**99,980.00**	
Retained Earnings	-151,618.50	
Net Income	-197,874.17	-151,618.50
Total Equity	**-249,512.67**	**-151,618.50**
TOTAL LIABILITIES AND EQUITY	**$60,687.33**	**$95,881.50**

Statement of Stockholders' Equity - 2020 & 2019

As of December 31, 2020

December 31, 2019

	Common Stock		Preferred Stock		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
Beginning Balance, January 1, 2019	-	$ -	-	$ -	$ -	$ -	$ -
Contributions	-	$ -	-	$ -	$ -	-	$ -
Other comprehensive gain/loss	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	-$151,618.50	-$151,618.50
Ending Balance, December 31, 2019	-	**$ -**	**-**	**$ -**	**$ -**	**-$151,618.50**	**-$151,618.50**

December 31, 2020

	Common Stock		Preferred Stock		Additional	Retained earnings	
	Shares	Amount	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
Beginning Balance, January 1, 2020	-	$ -	-	$ -	$ -	-$151,618.50	-$151,618.50
Contributions	491,289	$ 49	-	$ -	$ 99,930.87	-	$ 99,980.00
Other comprehensive gain/loss	-	-	-	-	-	-	$ -
Net income	-	-	-	-	-	-$197,874.17	-$197,874.17
Ending Balance, December 31, 2020	-	**$ 49.13**	**-**	**$ -**	**$ 99,930.87**	**-$349,492.67**	**-$249,512.67**

Statement of Cash Flows - 2020 & 2019

January 2019 - December 2020

	Jan - Dec 2019	Jan - Dec 2020	Total
OPERATING ACTIVITIES			
Net Income	-151,618.50	-197,874.17	-349,492.67
Adjustments to reconcile Net Income to Net Cash provided by operations:			0.00
Accumulated Amortization	20.00		20.00
Accumulated Depreciation	3,595.00		3,595.00
Payroll Protection Program (PPP) Loan		12,200.00	12,200.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,615.00**	**12,200.00**	**15,815.00**
Net cash provided by operating activities	**-148,003.50**	**-185,674.17**	**-333,677.67**
INVESTING ACTIVITIES			
Fixed Assets	-3,595.28		-3,595.28
Intangible asset	-273.72		-273.72
Net cash provided by investing activities	**-3,869.00**	**0.00**	**-3,869.00**
FINANCING ACTIVITIES			
Convertible Notes:BonBillo Equity	15,000.00		15,000.00
Convertible Notes:Brendan & Jen Dagan Equity	9,500.00		9,500.00
Convertible Notes:Clark Freifeld Equity	25,000.00		25,000.00
Convertible Notes:Debbie Karlan & Liz Sweeney Equity	1,000.00		1,000.00
Convertible Notes:Galen Equity		500.00	500.00
Convertible Notes:Jinli Textile Equity	35,000.00		35,000.00
Convertible Notes:Jock Cochran Equity	1,000.00		1,000.00
Convertible Notes:Kathryn Mason Equity	4,000.00		4,000.00
Convertible Notes:Marc Katz Equity		50,000.00	50,000.00
Convertible Notes:Paul Fennelly Equity	7,000.00		7,000.00
Partner's Equity:Katapult Accelerator Fund 4		99,980.00	99,980.00
Net cash provided by financing activities	**97,500.00**	**150,480.00**	**247,980.00**
NET CASH INCREASE FOR PERIOD	**-54,372.50**	**-35,194.17**	**-89,566.67**

Notes to the Financial Statements

1. ORGANIZATION AND PURPOSE

GreenChoice, PBC (the “Company”), is a public benefit corporation organized under the laws of the State of Delaware. The Company operates a food database, a grocery shopping assistant mobile application, and an online grocery shopping platform and derives revenue from commerce, membership, licensing, and advertising.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company’s significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2019, the Company’s cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.